June 22, 2006


Mr. Mark H. McKinnies
Chief Financial Officer, ADA-ES, Inc.
8100 SouthPark Way, Unit B
Littleton, CO 80120-4525

Re:		ADA-ES, Inc.
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for the period ended March 31, 2006
      File No. 0-50216


Dear Mr. McKinnies:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2005

Item 6. Management`s Discussion and Analysis
Liquidity and Capital Resources, page 15

1. We note your analysis of cash flows on page 16. Please revise your analysis of operating cash flows in future filings to address the significant line items seen on your cash flow statement and provide your readers with insight into the underlying reasons for those changes. For example, it appears that your accounts receivable and accounts payable both increased significantly in 2005, but you have not explained the reasons for these changes. Furthermore, since your accounts receivable turnover appears to have decreased from 2004 to
2005, the increase in your accounts receivable appears to be attributable to more than simply a higher level of annual revenues.
Refer to Item 303(b) of Regulation S-X and our Release 33-8350, available on our website at www.sec.gov/rules/interp/33-8350.htm.

Results of Operations, page 16

2. We note that you are analyzing revenues on a segmental basis and analyzing all other income statement line items on a consolidated basis. Please revise future filings to analyze your segmental measure of profit or loss, or the individual line items comprising this measure, on a segmental basis. Refer to our Release 33-8350.

Item 8A. Controls and Procedures, page 19

3. We note your disclosure that your "Chief Executive and Financial
Officers believe that these controls and procedures are effective to ensure that [you are] able to record, process, summarize and disclose the information [you are] required to disclosure in the reports [you file] with the SEC within the required time periods." Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedure are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-
15(e). Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

Note 1 - Summary of Nature of Operations and Significant
Accounting
Policies
Nature of Operations, page F-7

4. Based on your disclosures on pages five and 14, we assume that you have a joint venture with Arch Coal. If our assumption is correct, please tell us how you account for your investment in this joint venture. If our assumption is incorrect, please explain this matter to us in more detail. Revise future filings to clarify this matter.

Revenue Recognition, page F-8

5. We read that you use percentage of completion accounting for all significant contracts excluding government contracts and chemical sales. We also read that you recognize revenue on government contracts based on the time and expenses incurred to date. We have the following comments:

* Please provide us with a more detailed description of these significant contracts for which you use percentage of completion accounting, and tell us how you determined that this methodology was appropriate.
* Please explain to us in more detail how you account for revenues on
government contracts, and tell us how you determined that this methodology was appropriate.
* Please tell us how you account for your commercial mercury emissions
control contracts.  In this regard, we note your statement on page
4
that these contracts have delivery milestones. If you have any other contracts that have deliverables, please tell us how you account for those contracts.
* Please tell us if any of your contracts are for the performance of services. If so, please explain to us how you account for those revenues. If you use the percentage of completion method, please tell us how you determined that this methodology was appropriate.
Refer to
Section 2(F)(2) of our outline of Current Accounting and Disclosure
Issues, available on our website at
www.sec.gov/divisions/corpfin/acctdis120105.pdf.
* Please tell us how you account for revenues from your Combustion Additives segment, including those generated by the JV with Arch Coal and any other revenues.

Goodwill, page F-9

6. We note your reference to the investment banking firm that performed a valuation of your company. In future filings either name these experts or delete your reference to them. We remind you that if you refer to and identify these experts, you must include their consents when the reference is included in a filing in the 1933 Act environment. Refer to Section 436(b) of Regulation C.

7. We read that based upon the 2002 valuation of your company, which was updated in subsequent years, you determined that no impairment of your goodwill was required. Please explain to us in more detail how you determined that your goodwill was not impaired. We remind you that goodwill impairment must be tested at the "reporting unit" level, as that term is defined in SFAS 142, and not at the level of your consolidated company. If you have tested goodwill at the reporting unit level, please revise your disclosure in future filings to clarify this matter.

Note 3 - Investments, page F-13

8. Please reconcile for us the amount you have disclosed in note three regarding your unrealized gain/loss on investments to the amount you have shown in comprehensive income for "unrealized gains and losses on certain investments in debt and equity securities, net of tax."

Note 6 - Commitments and Contingencies, page F-17

9. We note your discussion, here and on page ten, of your performance guarantees. Please tell us how you have accounted for these performance guarantees and, if these are effectively warranties of your equipment, what consideration you have given to providing the warranty disclosures as indicated in paragraph 14 of FIN 45. Quantify for us, and disclose in future filings if material, the amount, if any, that you have paid under such performance guarantees to date.

Note 10 - Business Segment Information, page F-19

10. In future filings please provide a brief description of the non-allocated general and administrative expenses. Refer to paragraphs
31-32 of SFAS 131.


Form 10-Q for the period ended March 31, 2006

Item 2. Management`s Discussion and Analysis - Overview

11. We read that you have deferred $312,000 of costs related to your
M&A activities in other long-term assets. Please describe these deferred costs to us, and tell us how you determined that it was appropriate to capitalize these costs. We remind you that only the direct costs of a business combination may be capitalized. Refer to paragraph 24 of SFAS 141.

Item 3. Controls and Procedures

12. We read that your "Chief Executive and Financial Officers believe that these controls and procedures are effective to ensure that [you are] able to collect, process and disclose the information [you are] required to disclosure in the reports [you file] with the SEC within the required time periods." This appears to be an abbreviated definition of effective controls and procedures as defined in Exchange
Act Rule 13a-15(e). Please confirm to us, and revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that you are able to record, process, summarize and disclose the information you are required to disclosure in the reports you file with the SEC within the required time periods and your disclosure controls and procedure are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to simply state that your disclosure controls and procedures are effective or ineffective without providing the definitions.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer
Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at
(202) 551-3768.

Sincerely,



John Cash
Branch Chief
Mr. Mark H. McKinnies
ADA-ES Inc.
June 22, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE